DATE: 15 November, 2006

TRADING SYMBOLS;

TORONTO AND OSLO - CRU

FRANKFURT - KNC

OTC, BB, OTHER – CRUGF

N E W S   R E L E A S E

Financial Results for the Quarter Ended September 30, 2006

LONDON, United Kingdom, November 15, 2006 - Crew Gold Corporation (“Crew” or “the Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

A Conference Call will take place today at 9.00am UK Time, 10.00am Norwegian Time.

Dial in Number: +44 (0)208 987 2200

Participant Code:        5278821#

The Company reports, the following highlights:

➢

Positive EBITDA of $4.5 million and net profit of $1.6 million;

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Lefa Corridor Gold Project CIP Plant construction almost completed;

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Disposal of Barberton investment for gain of $6.5 million;

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Commencement of pre-commissioning of Phase 1 at Masara;

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Acquisition of Nugget Pond processing plant

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Listing Application filed for Crew Minerals

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Continued support from Shareholders and Capital Markets.

OVERVIEW

Crew’s stated strategy for 2006 / 2007 is to become a mid tier gold producer.  Following the acquisition during fiscal year 2006 of the Lefa Corridor Gold Project (“Lefa”) in Guinea and 72.87% of the Masara Mine (“Masara”) in the Philippines, together with its associated Philippine partner, management believes it has secured the assets to achieve its strategic target during 2007.

Lefa and Masara will join Crew’s producing gold asset, Nalunaq Gold Mine (“Nalunaq”) in Greenland to create a portfolio of gold assets with targeted annual production rate of approximately 500,000 to 600,000 ounces.  These operations have the following annual production rate targets for 2007:

•

Lefa

320,000 to 350,000 ounces

•

Masara

120,000 to 140,000 ounces

•

Nalunaq

80,000 to 100,000 ounces

Fiscal 2006 was a year of acquisitions, expansion and development for the Corporation and the first quarter of fiscal 2007 has been a period of major construction.  Following the acquisition of Lefa and Masara, management’s focus has been to develop these projects so that their full potential will begin to be realized during 2007.

Crew’s non-gold projects are held by its wholly owned subsidiary, Crew Minerals ASA.  The Corporation has made an application with the Oslo Stock Exchange to list Crew Minerals ASA separately and aims to conclude this process by the end of calendar year 2006.

FINANCIAL RESULTS

The financial results for the quarter ended September 30, 2006 reflect the cost of financing and developing the Lefa and Masara projects and the increased cost of building a much larger world class organization to manage and operate the Corporation’s significantly expanded asset base, in preparation for the targeted five-fold increase in the Corporation’s production rate in 2007.

The Corporation’s EBITDA for the quarter is $4.5 million (September 30, 2005: $3.0 million). Costs at LEFA included one-off mobilization and other start-up costs of $5.6 million relating to the new mining, power plant maintenance and explosives contracts. Net profit for the quarter is $1.6 million (quarter ended September 30, 2005: $1.4 million).

The increase in the administration, office and general expenses over 2005 of $3.2 million reflects the controlled and expected build-up of worldwide operations necessary to manage the requirements of a 500,000+ ounce producer and includes the additional Lefa and Masara administration costs.

For the balance of Financial Results for the Quarter Ended September 30, 2006:

http://www.crewgold.com/pdf/CRU_NR151106_CrewFinal30Sept06.pdf

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.